UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13 )*
SEANERGY MARITIME HOLDINGS CORP.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
Y 73760103

(CUSIP Number)
Evan Breibart
11 Poseidonos Avenue
Athens 167 77 Greece
+30 210 8910 170

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 13, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y 73760103	Page	2	of	16

1	NAMES OF REPORTING PERSONS United Capital Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,174,113(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,493,391(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,174,113(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.63%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.
(2) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	3	of	16

1	NAMES OF REPORTING PERSONS Atrion Shipholding S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		3,122,958(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,766,404

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,595,638(3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,889,362(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.94%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(3) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock issuable upon exercise of warrants.
(4) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	4	of	16

1	NAMES OF REPORTING PERSONS Plaza Shipholding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		3,186,552(5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,836,404

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,729,233(5)

WITH	10	SHARED DISPOSITIVE POWER

70,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,022,956(5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

82.32%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(5) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,084 shares of Common Stock issuable upon exercise of warrants.
(6) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	5	of	16

1	NAMES OF REPORTING PERSONS Comet Shipholding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		3,123,249(7)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,766,404

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,595,930(7)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,889,653(7)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.94%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(7) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,002,083 shares of Common Stock upon exercise of warrants. Excludes 79,050 shares of Common Stock issuable upon exercise of warrants owned by an affiliate of the Reporting Person.
(8) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	6	of	16

1	NAMES OF REPORTING PERSONS Benbay Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,493,391(9)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,493,391(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,493,391(9)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.08%(10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(9) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.
(10) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	7	of	16

1	NAMES OF REPORTING PERSONS United Capital Trust, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,493,391(11)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,493,391(11)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,493,391(11)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.08%(12)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(11) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 2,826,584 shares of Common Stock issuable upon exercise of warrants.
(12) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	8	of	16

1	NAMES OF REPORTING PERSONS Georgios Koutsolioutsos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		6,765,700(13)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,766,404

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,568,380(13)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,532,104(13)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.37%(14)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(13) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 6,727,000 shares of Common Stock issuable upon exercise of warrants.
(14) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	9	of	16

1	NAMES OF REPORTING PERSONS Alexios Komninos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		880,917(15)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,766,404

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,183,417(15)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,647,321(15)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

78.06%(16)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(15) 15 For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 880,917 shares of Common Stock issuable upon exercise of warrants.
(16) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	10	of	16

1	NAMES OF REPORTING PERSONS Ionnis Tsigkounakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

	7	SOLE VOTING POWER

NUMBER OF		403,316(17)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		25,766,404

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		560,816(17)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,169,720(17)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.76%(18)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(17) For purposes of Schedule 13D, shares of Common Stock which the Reporting Person has the right to acquire within 60 days of the event requiring this filing are included in the number of shares beneficially owned. As a result, the number of shares of Common Stock disclosed includes 400,416 shares of Common Stock issuable upon exercise of warrants.
(18) Calculated based upon 33,255,170 shares of Common Stock of the Issuer outstanding.

CUSIP No.	Y 73760103	Page	11	of	16

ITEM 1.	Security and Issuer.
     This statement relates to the common stock, par value $0.0001 per share (“Common Stock”) issued by Seanergy Maritime Corp., a Marshall Islands corporation (the “Issuer”), whose principal executive offices are located at c/o Vgenopoulos and Partners Law Firm, 15 Filikis Eterias Square, Athens, 106 73, Greece.

ITEM 2.	Identity and Background.
     (a) — (c), (f) This statement is being filed by each of the persons identified below (collectively the “Reporting Persons”):

Jurisdiction of
Incorporation or
Place of
Name	Address	Citizenship	Occupation
United Capital Investments Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Liberia	Investments
Atrion Shipholding S.A.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	Investments
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	Investments
Plaza Shipholding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Dale Ploughman	Marshall Islands	Investments
Benbay Limited	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Republic of Cyprus	Investments
United Capital Trust, Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Liberia	Investments
Bella Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Claudia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Katia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Victor Restis (1)(2)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Georgios Koutsolioutsos	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Vice President, Folli Follie, S.A. and Chairman of the Board of Issuer
Alexios Komninos	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Chief Operating Officer, N. Komninos Securities, S.A.
Ioannis Tsigkounakis	c/o Vgenopoulos and Partners Law Firm 15 Filikis Eterias Square Athens, 106 73, Greece	Greece	Attorney with Vgenopoulos and Partners Law Firm

(1)	The listed person is a shareholder of each of the corporate Reporting Persons.

(2)	The listed person is the sole shareholder of Benbay Limited, and Philippas Philippou is the sole director of Benbay Limited.

CUSIP No.	Y 73760103	Page	12	of	16
     (d) — (e) None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.
     The Reporting Persons are reporting the beneficial ownership of an additional 4,308,075 shares of Common Stock, which were issued to the Investors (as hereinafter defined) upon the achievement of an EBITDA target as set forth in that certain Master Agreement dated May 20, 2008 (the “Master Agreement”) among the Issuer, the Investors and certain other parties set forth therein.

ITEM 4.	Purpose of Transaction.
     The purpose of the transactions reported in this Amendment No. 13 is to purchase shares for investment purposes.
     Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008 and as set forth below, no Reporting Plan has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
     (a) - (b) As of the date hereof, the Reporting Persons’ beneficial ownership is as set forth below:

	Percentage of Shares	Voting		Dispositive
Name	Beneficially Owned	Sole	Shared	Sole	Shared
United Capital Investments Corp.	83.63%	0	30,174,113	0	10,493,391
Atrion Shipholding S.A.	81.94%	3,122,958	25,766,404	8,595,638	0
Plaza Shipholding Corp.	82.32%	3,186,552	25,836,404	8,729,233	70,000
Comet Shipholding Inc.	81.94%	3,123,249	25,766,404	8,595,930	0
Benbay Limited	29.08%	0	10,493,391	0	10,493,391
United Capital Trust, Inc.	29.08%	0	10,493,391	0	10,493,391
Georgios Koutsolioutsos	81.37%	6,765,700	25,766,404	9,568,380	0
Alexios Komninos	78.06%	880,917	25,766,404	1,183,417	0
Ioannis Tsigkounakis	77.76%	403,316	25,766,404	560,816	0
     (c) On May 20, 2008, United Capital Investments Corp., Atrion Shipholding S.A., Comet Shipholding Inc. and Plaza Shipholding Corp. (collectively, the “Investors”), on the one hand, and Messrs. Panagiotis and Simon Zafet, on the other hand, entered into a stock purchase agreement (the “SPA”), pursuant to which Messrs. Panagiotis and Simon Zafet agreed to sell to the Investors 2,750,000 shares (the “Purchased Shares”) of the Issuer’s Common Stock and 8,008,334 warrants to purchase shares of the Issuer’s Common Stock (the “Warrants” and collectively with the Purchased Shares, the “Securities”) for an aggregate purchase price of $25,000,000.00. The Securities are subject to restrictions on transfer, and as a result, each of Messrs. Panagiotis and Simon Zafet transferred his beneficial interests in the Securities to the Investors, subject to a delayed recording of the transfer and delivery of the Securities, as required by the agreements pursuant to which the Securities are restricted.

CUSIP No.	Y 73760103	Page	13	of	16
     In addition, on each of June 5, 2008 and June 10, 2008, United Capital Investments Corp. purchased in open market transactions 413,000 shares and 200,000 shares of Common Stock, respectively, at $9.97 and $9.98 per share, respectively (the “June 5th and 10th Open Market Shares”).
     On July 15, 2008, United Capital Investments Corp. purchased a total of 2,896,171 shares of Common Stock from three shareholders. Specifically, United Capital Investments Corp. purchased 996,171 shares at $9.80 per share, which represented the market price at the time of the transaction, and 1,900,000 shares at $9.92 per share, which trades occurred after the close of the market on July 15, 2008 (the “July 15th Block Purchases”).
     On July 23, 2008 and July 24, 2008, United Capital Investments Corp. purchased a total of 3,785,590 shares of Common Stock from two shareholders. Specifically, United Capital Investments Corp. purchased 2,053,859 shares at $9.95 per share, which represented a premium over the market price at the time of the transaction, and 1,731,731 shares at $10.00 per share, which represented a premium over the market price at the time of the transaction. Both transactions occurred after the close of the market on July 23, 2008 and July 24, 2008 (the “July 23rd and 24th Block Purchases”), respectively.
     On July 23, 2008, Argonaut SPC purchased in an open market transaction 70,000 shares of Common Stock at $9.8711 per share (the “Argonaut Open Market Shares”). The principal shareholders of United Capital Investments Corp. and Plaza Shipholding Corp. are also principal shareholders of Oxygen Capital AEPEY, the investment manager of Argonaut SPC. Oxygen Capital AEPEY has voting and dispositive power over the shares of Common Stock owned by Argoanut SPC. As a result each of United Capital Investments Corp. and Plaza Shipholding Corp. may be deemed to beneficially own the shares of Common Stock owned by Argonaut SPC.
     On July 23, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 92,680 shares of Common Stock at $9.85 per share (the “Koutsolioutsos July Open Market Shares”).
     On July 30, 2008, United Capital Investments Corp. transferred 75% of the shares of Common Stock it purchased in the July 15th Block Purchases and the July 23rd and July 24th Block Purchases to each of the other Investors, which are also Reporting Persons.
     On August 11, 2008, United Capital Investments Corp. purchased a total of 1,565,020 shares of Common Stock from one shareholder at $10.00 per share, which trade occurred after the close of the market on August 11, 2008 (the “August 11th Block Purchase” and collectively with the July 15th Block Purchase and the July 23rd and 24th Block Purchases, the “Block Purchases”). The purchase price represented a premium over the market price at the time of the transaction.
     On August 19, 2008, Mr. Ioannis Tsigkounakis purchased in open market transactions a total of 20,000 share of Common Stock at $10.00 per share (the “Tsigkounakis Open Market Shares” and collectively with the June 5th and 10th Open Market Shares, the Argonaut Open Market Shares, the Koutsolioutsos Open Market Shares, the “Open Market Shares”).
     On August 25, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 400,000 shares of Common Stock at $10.00 per share (the “Koutsolioutsos August 25th Open Market Shares”).
     On August 29, 2008, Mr. Georgios Koutsolioutsos purchased in open market transactions 38,700 shares of Common Stock at $10.00 per share (the “Koutsolioutsos August 29th Open Market Shares” and collectively with the Koutsolioutsos August 25th Open Market Shares and Koutsolioutsos July Open Market Shares, the “Koutsolioutsos Open Market Shares”).

CUSIP No.	Y 73760103	Page	14	of	16
     On September 3, 2008, United Capital Investments Corp. transferred 75% of the shares of Common Stock it purchased in the August 11th Block Purchase to each of the other Investors, which are also Reporting Persons.
     On October 13, 2008, Benbay Limited purchased in an open market transaction 386,000 shares of Common Stock at $6.99 per share. On October 17, 2008, Benbay Limited purchased in an open market transaction 4,250 shares of Common Stock at $4.78 per share. The principal shareholder of United Capital Investments Corp. is also the principal shareholder of Benbay Limited. As a result each of United Capital Investments Corp. and Benbay Limited may be deemed to beneficially own the shares of Common Stock owned by the other.
     On November 5, 2008, United Capital Trust, Inc. purchased in an open market transaction 500,000 shares of Common Stock at $5.10 per share. The principal shareholder of United Capital Investments Corp.and Benbay Limited is also the principal shareholder of United Capital Trust, Inc. As a result each of United Capital Investments Corp., Benbay Limited and United Capital Trust, Inc. may be deemed to beneficially own the shares of Common Stock owned by the others.
     On November 5, 2008, Comet Shipholding, Inc. purchased in an open market transaction 500,000 shares of Common Stock at $5.09 per share.
     On November 6, 2008, Atrion Shipholding S.A. purchased in an open market transaction 500,000 shares of Common Stock at $5.23 per share.
     On November 6, 2008, Plaza Shipholding Corp. purchased in an open market transaction 563,593 shares of Common Stock at $5.23 per share.
     On December 3, 2008, each of United Capital Trust, Inc. and Comet Shipholding Corp. purchased in open market transactions 500,000 and 500,291 shares of Common Stock, respectively, at $5.09 per share.
     On December 3, 2008, each of Atrion Shipholding Corp. and Plaza Shipholding Corp. purchased in open market transactions 500,000 and 500,000 shares of Common Stock, respectively, at $5.15 per share.
     On May 14, 2009, each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. purchased in the open market 500,000 shares at a price of $4.00 per share.
     On August 19, 2009, each of the Investors converted the principal amount, accrued but unpaid interest and fees due on that certain promissory note dated August 28, 2008 in the principal amount of $28,250,000, as amended, at a conversion price of $4.45598 per share.
     On August 21, 2009, each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. purchased in the open market 22,500 shares at a price of $4.05 per share.
     On each of August 25, 2009 and August 28, 2009, Mr. Tsigkounakis purchased in the open market 1,900 and 1,000 shares, respectively, at a price of $4.0858 and $4.50 per share, respectively.
     On November 13, 2009, pursuant to the terms of the Master Agreement, the Issuer gave notice to each of the seller parties to the Master Agreement of the achievement of the EBITDA target. In accordance with the terms of the Master Agreement, the Issuer issued 4,308,075 shares of Common Stock to the Investors.

CUSIP No.	Y 73760103	Page	15	of	16

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Concurrently with entering into the SPA, the Issuer, the Issuer’s former Chief Executive Officer and Co-Chairman of the Board of Directors, Mr. Panagiotis Zafet, and the Issuer’s former Chief Operating Officer and director, Mr. Simon Zafet, the Investors and Georgios Koutsolioutsos, Alexios Komninos and Ioannis Tsigkounakis (Messrs Koutsolioutsos, Komninos and Tsigkounakis are collectively referred to as the “Insiders”) entered into a voting agreement (the “Voting Agreement”), a copy of which is incorporated herein by this reference to the original Schedule 13D filed on May 30, 2008. Because the Securities sold by Messrs. Panagiotis and Simon Zafet to the Investors could not be transferred of record to the Investors until the applicable lock-up period associated with the Securities expired, they are parties to the Voting Agreement.
     The Voting Agreement applies with respect to the voting of the Purchased Shares, the shares of the Issuer’s Common Stock issuable to the Investors pursuant to the terms of the Master Agreement (as defined in the Voting Agreement) and to the shares of the Issuer’s Common Stock issued to the Insiders prior to the Issuer’s initial public offering. The Voting Agreement does not apply to shares of the Issuer’s Common Stock issuable upon exercise of warrants or except as described below, to shares of the Issuer’s Common Stock purchased in the open market.
     On August 21, 2008, the parties to the Voting Agreement executed an amendment pursuant to which the June 5th and 10th Open Market Shares and the Block Purchase Shares (collectively, the “Investor Additional Purchased Shares”) became subject to the terms of the Voting Agreement. On August 26, 2008, the parties to the Voting Agreement executed another amendment pursuant to which the Tsigkounakis Open Market Shares, Koutsolioutsos July Open Market Shares and Koutsolioutsos August 25th Open Market Shares (collectively, the “Insider Additional Purchased Shares”) became subject to the terms of the Voting Agreement. The Voting Agreement shall terminate with respect to the Investor Additional Purchased Shares and the Insider Additional Purchased Shares upon the earlier of (i) the sale of any of such shares to one or more third parties not affiliated with an Investor or such Insider, as the case may be; and (ii) two (2) years after the date of the Voting Agreement.
     Under the terms of the Voting Agreement for a period of up to two years: (i) each of the Investors and the Insiders has the right to nominate, and each such other party shall vote its shares in favor of, the election of six directors appointed by the other group, and (ii) the Investors and the Insiders shall jointly nominate the thirteenth director. Notwithstanding the foregoing, in the event that either the Investors’ or the Insiders’ ownership of Common Stock subject to the Voting Agreement falls below certain agreed to thresholds, then the other group shall have the right to terminate the Voting Agreement prior to the expiration of the two-year term. In addition, the Voting Agreement provides that upon request of the Investors, the Issuer shall cause its officers, other than Mr. Ploughman, to resign as officers and the Investors shall have the right to appoint such officers’ replacements.
     On November 20, 2008, the parties to the Voting Agreement entered into an amendment pursuant to which the Issuer’s Board of Directors agreed to be bound by the terms of the Voting Agreement with respect to the filling of vacancies on the Issuer’s Shipping Committee.

ITEM 7.	Materials to be Filed as Exhibits.
1.	Stock Purchase Agreement dated May 20, 2008 (1)

2.	Voting Agreement dated May 20, 2008 (1)

3.	Joint Filing Agreement dated November 18, 2008 among United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., Comet Shipholding Inc., United Capital Trust, Inc., Benbay Limited, George Koutsolioutsos, Alexios Komninos, Ioannis Tsigkounakis (2)

4.	Amendment No. 1 to Voting Agreement dated July 25, 2008 (3)

5.	Amendment No. 2 to Voting Agreement dated August 21, 2008 (4)

6.	Amendment No. 3 to Voting Agreement dated August 27, 2008 (5)

7.	Amendment No. 4 to Voting Agreement dated November 20, 2008 (6)

(1)	Previously filed as an exhibit to the Schedule 13D filed on May 30, 2008.

(2)	Previously filed as an Exhibit to Amendment No. 9 to Schedule 13D filed on November 18, 2008.

(3)	Previously filed as an Exhibit to Amendment No. 3 to Schedule 13D filed on July 30, 2008.

(4)	Previously filed as an Exhibit to Amendment No. 5 to Schedule 13D filed on August 25, 2008.

(5)	Previously filed as an Exhibit to Amendment No. 6 to Schedule 13D filed on August 27, 2008.

(6)	Previously filed as an Exhibit to Amendment No. 10 to Schedule 13D filed on December 15, 2008.

CUSIP No.	Y 73760103	Page	16	of	16
Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: January 20, 2010

UNITED CAPITAL INVESTMENTS CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

ATRION SHIPHOLDING S.A.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

PLAZA SHIPHOLDING CORP.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

COMET SHIPHOLDING INC.
By:	/s/ Evan Breibart
	Name:	Evan Breibart
	Title:	Authorized Representative

BENBAY LIMITED
By:	/s/ Stelios Katevatis
	Name:	Stelios Katevatis
	Title:	Authorized Representative

UNITED CAPITAL TRUST, INC.
By:	/s/ Konstantinos Koutsoubelis
	Name:	Konstantinos Koutsoubelis
	Title:	Authorized Representative

/s/ George Koutsolioutsos
George Koutsolioutsos

/s/ Alexios Komninos
Alexios Komninos

/s/ Ioannis Tsigkounakis
Ioannis Tsigkounakis